United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 19, 2017

COCA-COLA EUROPEAN PARTNERS PLC

Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

COCA-COLA EUROPEAN PARTNERS PLC 2017 ANNUAL GENERAL MEETING

LONDON, 19 May 2017 - Coca-Cola European Partners plc (the "Company") announces that in preparation for its 2017 Annual General Meeting to be held at 2.00pm on Thursday, 22 June 2017, at 30 Portman Square, London W1H 7BH, the Company has, today, made available to shareholders the following documents:

•	Notice of 2017 Annual General Meeting ("Notice of AGM")

•	2017 Annual General Meeting Form of Proxy ("Form of Proxy")

The Notice of AGM can be found at:  www.ir.ccep.com/shareholder-information/overview. The 2016 Annual Report on Form 20-F (“2016 Annual Report”) was published on 12 April 2017 and can also be found at www.ir.ccep.com/financial-reports/annual-reports.

The 2016 Annual Report, Notice of AGM and Form of Proxy are also being sent to shareholders today. In compliance with Listing Rule 9.6.1, these documents will shortly be available for inspection on the National Storage Mechanism at: www.morningstar.co.uk/uk/NSM.

 CONTACTS:

Company Secretariat	Investor Relations	Media Relations
Clare Wardle	Thor Erickson	Ros Hunt
T +44 (0)20 7355 8406	T +1.678.260.3110	T +44 (0)7528 251 022

ABOUT CCEP

Coca-Cola European Partners plc (CCEP) is a leading consumer goods company in Europe, selling, making and distributing an extensive range of non-alcoholic ready-to-drink beverages and is the world’s largest independent Coca-Cola bottler based on revenue. Coca-Cola European Partners serves a consumer population of over 300 million across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Iceland, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain and Sweden. The Company is listed on Euronext Amsterdam, the New York Stock Exchange, Euronext London and on the Spanish stock exchanges, and trades under the symbol CCE. For more information about CCEP, please visit our website at www.ccep.com and follow CCEP on Twitter at @CocaColaEP.

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: May 19, 2017	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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